Exhibit 99.1

Crescent Point Receives Notification of Continued Listing Standard from NYSE

CALGARY, May 15, 2020 /CNW/ - Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) received notice from the New York Stock Exchange ("NYSE") on April 20, 2020, that the Company's common stock was not in compliance with the NYSE's continued listing standard requiring the average closing price of its common shares be at least US$1.00 over a consecutive 30-day trading period.

Under NYSE rules, Crescent Point can regain compliance at any time during the granted cure period ending December 29, 2020, by having a closing share price and a 30 trading-day average closing share price of at least US$1.00 on the last trading day of any calendar month. Failure to regain compliance could lead to delisting. The Company's shares will continue to be listed and traded on the NYSE during the cure period subject to compliance with other continued listing requirements. The NYSE will assign a ".BC" suffix to the Company symbol "CPG" throughout the cure period representing Crescent Point as below compliance of the NYSE price listing standard.

This notice does not impact Crescent Point's ongoing business operations, its reporting requirements to the U.S. Securities and Exchange Commission or the continued listing and trading of the Company's common shares on the Toronto Stock Exchange. The notification is not discretionary and is sent by the NYSE when a listed company's share price falls below the continued listing standard requirement.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets, or
Shant Madian, Vice President, Investor Relations and Corporate Communications
Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020  Fax: (403) 693-0070
Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB  T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

View original content:http://www.prnewswire.com/news-releases/crescent-point-receives-notification-of-continued-listing-standard-from-nyse-301060284.html

SOURCE Crescent Point Energy Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2020/15/c1009.html

%CIK: 0001545851

CO: Crescent Point Energy Corp.

CNW 17:00e 15-MAY-20